UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70693

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Equapath Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

8899 NW 18th Terrace, Suite 102

(No. and Street)

Doral	Florida	33172
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Robert Rubin	(786) 331-3391	rrubin@equapath.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

TPS Thayer, CPA

(Name – if individual, state last, first, and middle name)

1600 Highway 6, Suite 100	Sugarland	TX	77478
(Address)	(City)	(State)	(Zip Code)

7/14/2020	6706
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert Rubin, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Equapath Capital, LLC, as of 12/31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public State of Florida
Sandra M Castro
My Commission HH 010242
Expires 06/17/2024

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

EQUAPATH CAPITAL, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES

For the Year Ended
March 11, 2021 (inception) through December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

(These financial statements and schedule(s) should be deemed confidential pursuant to subparagraph (e)(3) of SEC Rule 17a-5.)

EQUAPATH CAPITAL, LLC
Table of Contents
For the Period March 11, 2021 (inception) through December 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM........... 1

FINANCIAL STATEMENTS

Statement of Financial Condition.. 2
Statement of Operations... 3
Statement of Changes in Member's Equity... 4
Statement of Cash Flows.. 5
Notes to the Financial Statements.. 6

SUPPLEMENTAL SCHEDULES

Schedule I: Computation of Net Capital under Rule 15c3-1 of the Securities and
Exchange Act of 1934.. 12

Schedule II: Computation for Determination of Reserve Requirements for Brokers and
Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange Act of
1934.. 13

Schedule III: Information Relating to the Possession or Control Requirements under the
Securities and Exchange Commission Rule 15c3-3................................ 14

REPORTS ON BROKER DEALER EXEMPTION.. 15



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
Equapath Capital, LLC
Doral, FL

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Equapath Capital, LLC (the Company) as of December 31, 2021, and the related statements of operations, changes in member's equity, and cash flows for the period from March 11, 2021 (inception) to December 31, 2021, and the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the United States federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental schedules have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

TPS Thayer, LLC

TPS Thayer, LLC
We have served as Equapath Capital, LLC's auditor since 2021.
Sugar Land, TX
March 31, 2022

EQUAPATH CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2021

ASSETS

Cash	$	43,910
Prepaid deposits and expenses		939
Due from related party		100
TOTAL ASSETS	$	44,949

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Due to related party	$	105
Accounts payable, accrued expenses and other liabilities		6,488
TOTAL LIABILITIES		6,593
MEMBER'S EQUITY		38,356
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	44,949

See notes to the financial statements.

EQUAPATH CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD MARCH 11, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

Revenue	$	12,253
Total Revenue		12,253
EXPENSES		
Communications, data, and technology		458
Regulatory fees		9,109
Professional fees		18,676
Occupancy and utilities		2,226
Other expenses		375
Total expenses		30,844
Unrealized loss on securities		(12,253)
NET LOSS	$	(30,844)

See notes to the financial statements.

3

EQUAPATH CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD MARCH 11, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

BALANCE AT MARCH 11, 2021 (INCEPTION)	$	-
Capital contributions		69,200
Net loss		(30,844)
BALANCE AT DECEMBER 31, 2021	$	38,356

See notes to the financial statements.

EQUAPATH CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD MARCH 11, 2021 (INCEPTION) THROUGH DECEMBER 31, 2021

CASH FLOWS FROM OPERATING ACTIVITIES

Net loss	$ (30,844)
Adjustments to reconcile net income to net cash provided by operating activities	
Accounts receivable	(100)
Prepaid deposits and expenses	(939)
Accounts payable, accrued expenses and other liabilities	6,593
Net cash used in operating activities	(25,290)
CASH FLOWS FROM FINANCING ACTIVITIES	
Capital contributions	69,200
Net cash provided by financing activities	69,200
INCREASE IN CASH	43,910
CASH AND CASH EQUIVALENTS AT INCEPTION	-
CASH BALANCE AT END OF PERIOD	$ 43,910

See notes to the financial statements.

1. **Organization and Nature of Business**

   Equapath Capital, LLC (the Company) was organized as a Florida Limited Liability Company in March 2021 and became a registered broker-dealer with the Securities and Exchange Commission (SEC) and member Financial Industry Regulatory Authority (FINRA) in August 2021. The Company is under direct ownership of Mr. Robert Rubin. The Company's current business is the structuring and sales of private placement securities.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (GAAP) as determined by the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2021 and is not necessarily indicative of the results for any future period.

   Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

   Cash and Cash Equivalents

   The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2021, the Company had no cash equivalents.

   Revenue

   The Company recognizes *Revenue from Contracts with Customers* in accordance with ("ASC Topic 606"). This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

2. **Significant Accounting and Reporting Policies, Continued**

Additionally, the guidance requires the Company to follow a five-step model to a) identify the contract with a customer, b) identify the performance obligations in the contract, c) determine the transaction price, d) allocate the transaction price to the performance obligations in the contract, and e) recognize revenue when (or as) the Company satisfies a performance obligation.

In determining the transaction price, the Company may include variable consideration within the transaction price to the extent that it is probable that a significant reversal of revenue will not occur when the uncertainty is subsequently resolved. Services within the scope of ASC 606 include the structuring and sales of private placement securities.

Private Placement Fees - Revenues from fees arising from private securities placement in which the Company acts as agent are recorded pursuant to the terms of the Company's agreements with the respective offering parties. Revenues are recognized based upon the capital commitments obtained as of the closing for a respective placement when all performance obligations to the client have been completed (the closing date of the transaction).

Retainer Revenue - In certain engagements, clients are assessed nonrefundable retainer fees. These retainer fees are either up-front payments paid solely in consideration of the engagement by the client or fees which are in relation to of a defined period, which could range from a single payment to recurring payments for the duration of the contract. Such periods vary in length depending on the engagement and the fees are apportioned over the period covered by the retainer fee and are considered earned when the performance obligations are satisfied. Revenue related to nonrefundable retainer fees, which is not linked to a specific period of time, is recognized when all performance obligations are satisfied. The Company has evaluated its nonrefundable retainer payments to ensure that revenue relates to a transfer of a good or service, as a direct distinct performance obligation in exchange for the retainer.

Income Taxes

The Company is a single member limited liability company that is treated as a disregarded entity for income tax purposes. As such, no income taxes have been recognized within the Company's financial statements.

The Company follows the FASB Accounting Standards Codification (ASC) 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable taxing authority.

2. **Significant Accounting and Reporting Policies, Continued**

Tax positions not deemed to meet the "more likely than not" threshold would be recorded as a tax expense and liability in the current period. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return.

Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance as of December 31, 2021. The Company is not currently under audit by any tax jurisdiction.

Current Expected Credit Losses

In June 2016, the FASB issued ASU No. 2016-13 (Topic 326) *Measurement of Credit Losses on Financial Instruments*, which significantly changed the ways entities recognize and record credit losses on financial instruments such loans, loan commitments and other financial assets. The CECL model requires measurement of expected credit losses for financial assets measured at amortized cost, net investments in leases, and off-balance sheet credit exposures based on historical experience, current conditions, and reasonable and supportable forecasts over the remaining contractual life of the financial assets.

ASC 606-10 defines a contract asset as an entity's conditional right to consideration in exchange for goods and services. The conditional right is based on something other than the passage of time, such a future performance. Once the conditional right has been fulfilled and an unconditional right to consideration exists, the contract asset becomes a trade receivable. While contract assets are not financial assets, ASC 606-10-45-3 requires these assets to be evaluated for credit losses under ASC 326-20. Therefore, estimates of expected credit losses on contract assets over their life are required to be recorded at inception and on an ongoing basis, based on historical information, current conditions, and reasonable and supportable forecasts.

The Company may, at times, have an account receivable related to retainer fees from executed agreements with independent external parties. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. As such, the Company regularly reviews its accounts receivable for any bad debts based on the nature and contractual life or expected life of the financial assets, the Company's collection experience and customer worthiness. At December 31, 2021, the Company had no net receivable from executed contracts with customers.

At December 31, 2021, the Company had due from a relate party from a member of $100 which is included in the Statement of Financial Condition. Aged receivables are treated as non-allowable assets in the Company's net capital computation. The receivable from member is due as the result of an equity purchase from a member that is no longer affiliated with the firm. The Company has concluded that there are de minimis expected credit losses based on the nature and the expected life of the financial asset.

2. **Significant Accounting and Reporting Policies, Continued**

   <u>Coronavirus</u>

   In the second year of the COVID-19 coronavirus pandemic, the adverse impacts to global commercial activity have continued to contribute to significant volatility in the financial markets. Government-imposed responses and other related recovery measures intended to control the spread of the disease have created a variety of unintended challenges and risks. As such, economic uncertainty, changes in consumer demand, disrupted supply chains, staffing shortages and hybrid working patterns all continue to have a negative impact on many industries. The continued development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the COVID-19 coronavirus. Nevertheless, the COVID-19 coronavirus presents material uncertainty and risk with respect to the Company, its performance, and its financial results. At present, the extent to which the coronavirus may impact the Company's financial condition or results of operations in future periods is uncertain.

3. **Fair Value Measurements**

   Fair value, GASB Statement No. 72, Fair Value Measurement and Application, defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

   The standards provide guidance on applying fair value to alternative investments, such as hedge and private equity funds. It also enhances disclosure requirements around those types of investments. Fair value measurements are not based on entry prices, but rather on exit prices (the price that would be received to sell the asset or transfer the liability). While entry and exit prices differ conceptually, in many cases, they may be identical and can be considered to represent fair value of the asset or the liability at initial recognition.

   The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
   - Level 1 inputs are unadjusted quoted prices in active markets for identical assets or liabilities the Company has the ability to access.
   - Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.
   - Level 3 inputs are unobservable inputs, such as management's assumption of the default rate amount underlying mortgages of a mortgage-backed security.

   The Company determined that the fair value of the level 3 securities received as consideration for services already performed was valued at $0 on December 31, 2021.

4. **Operating Lease Obligations**

   The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases and are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2021 financial statements.

5. **Related Parties**

   The Company is an affiliate with 3N Outdoor Media (Affiliate). In connection to this relationship, the Company and the Affiliate have executed an expense sharing agreement whereby the Company receives a monthly allocation of expenses incurred by the Affiliate on its behalf. The term of the agreement is twelve months, after which the agreement will automatically convert to month-to-month basis. During 2021, the Company recorded expenses under this agreement totaling $2,226. Included in the total is a provision for rent. The Company recorded rent expense totaling $1,558 related to the shared expense with the Affiliate.

6. **Net Capital Requirements**

   The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital. Under the Rule, the Company is required to maintain minimum net capital within its first year of existence, as defined, equal to the greater of $5,000 or 12.5% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not 800% or 8:1.

   At December 31, 2021, the Company had net capital of $37,317 which was $32,317 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 17.67%.

7. **Subordinated Liabilities**

   The Company had no liabilities subordinated to the claims of general creditors as of the beginning of the year, end of the year, and during the year ended December 31, 2021.

8. **Restrictions on Contributed Capital**

   Member contributions to the Company during the period ending December 31, 2021 totaled $69,200. No equity capital of the Company may be withdrawn for a period of one year from the date such equity capital is contributed, unless otherwise permitted by FINRA in writing.

   The initial and subsequent contributions to the Company during 2021 of $10,200, $9,000, $40,000, and $10,000 will expire in April 8, July 1, October 13, and December 12, 2022, respectively. The Company is however permitted to withdraw profits earned during this restricted time period.

9. **Commitments and Contingencies**

   The Company does not have any commitments, contingencies, or guarantees, including arbitration

or other litigation claims that may result in a loss or a future obligation.

10. Subsequent Events

On January 28, 2022, FINRA approved the Company's Continuing Membership Application (CMA) to expand its current business structure to include mergers and acquisitions and commission sharing activities.

Management has evaluated all events and transactions that occurred after December 31, 2021, through the date of the issued financial statements and determined that there were no additional material recognizable subsequent events that required recording or disclosures in the December 31, 2021, financial statements.

Supplemental Schedules

EQUAPATH CAPITAL, LLC

Supplemental Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and
Exchange Act of 1934

For the period March 11, 2021 (inception) through December 31, 2021

COMPUTATION OF NET CAPITAL

TOTAL MEMBER'S EQUITY	$	38,356
LESS:		
Non allowable assets:		
Accounts receivable		(100)
Prepaid deposits and expenses		(939)
NET CAPITAL	$	37,317
Minimum dollar net capital requirement of reporting broker dealer (greater of minimum net capital requirement of $5,000 or 12.5% of aggregate indebtedness)	$	5,000
EXCESS NET CAPITAL	$	32,317
AGGREGATE INDEBTEDNESS	$	6,593
MINIMUM NET CAPITAL BASED ON AGGREGATE INDEBTEDNESS	$	824
PERCENTAGE OF NET CAPITAL TO AGGREGATE INDEBTEDNESS		17.67%

There are no material differences between the preceding computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2021, as filed on January 25, 2022.

EQUAPATH CAPITAL, LLC

**Supplemental Schedule II – Computation for Determination of Reserve Requirements for Brokers
and Dealers Pursuant to Rule 15c3-3 under the Securities and Exchange
Act of 1934**

For the period March 11, 2021 (inception) through December 31, 2021

_____

The company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2021, without exception.

EQUAPATH CAPITAL, LLC

Supplemental Schedule III – Information Relating to the Possession or Control Requirements under the Securities and Exchange Commission Rule 15c3-3

For the period March 11, 2021 (inception) through December 31, 2021

The company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2021, without exception.



Exemption Report

Equapath Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of SEC Release No. 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company has no obligation under SEC Rule 15c3-3 because business activities are limited exclusively to the structuring and sales of private placement securities and the Company does not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers; does not carry accounts of or for customers; and does not carry PAB accounts, and

(3) The Company had no exceptions to the provision identified above throughout the most recent fiscal year.



Equapath Capital, LLC

I, Robert D. Rubin, swear (or affirm) that, to my best knowledge and belief, this, Exemption Report is true and correct.

By: Robert D. Rubin
Title: President | CEO
February 21, 2022



TPS THAYER
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Director and Member
Equapath Capital, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Equapath Capital, LLC (the Company):

1) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and
2) is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements, mergers and acquisitions advisory services, fairness opinions, and commission sharing for business referred to other broker-dealers in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal period without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

TPS Thayer, LLC

TPS Thayer, LLC
Sugar Land, Texas
March 31, 2022